MDC Partners Inc.

745 Fifth Avenue, 19th Floor

New York, NY 10151

January 8, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joshua Shainess

Re: MDC Partners Inc.

Registration Statement on Form S-3 – File No. 333-222095 and

Registration Statement on Form S-3 – File No. 333-222101

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MDC Partners Inc. hereby requests that the effective date of the above-referenced Registration Statements on Form S-3 be accelerated so that they may become effective at 4:30 p.m., Washington, D.C. time, on January 10, 2018, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to Risë B. Norman at (212) 455- 3080 of Simpson Thacher & Bartlett LLP.

Very truly yours,

MDC Partners Inc.

/s/ Mitchell Gendel
Mitchell Gendel
General Counsel

cc: Risë B. Norman, Simpson Thacher & Bartlett LLP